UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
AMENDMENT NO. 1
_______________

PUTNAM MANAGED MUNICIPAL INCOME TRUST
(Name Of Subject Company (Issuer))
_______________

PUTNAM MANAGED MUNICIPAL INCOME TRUST
(Name of Filing Persons (Offeror))

Common Shares of Beneficial Interest Without Par Value
(Title of Class of Securities)

746823103
(CUSIP Number of Class of Securities)
_______________

Charles E. Porter
Executive Vice President
Putnam Premier Income Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$35,481,480	$1,089.28

* Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $7.945, the average of the high and low sale prices of common shares on the New York Stock Exchange on May 29, 2007 and (y) 4,465,888, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.

** The fee is calculated as 0.00307% of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,089.28
Form or Registration No.: Schedule TO
Filing Party: Putnam Managed Municipal Income Trust
Date Filed: June 4, 2007

□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

□ going-private transaction subject to Rule 13e-3.

□ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2007 (the “Schedule TO”) by Putnam Managed Municipal Income Trust, a Massachusetts business trust (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase up to 4,465,888 outstanding common shares of beneficial interest without par value of the Fund, at a purchase price equal to 98% of net asset value per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of the expiration date of the tender offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

The information in the Letter of Transmittal and the Offer to Purchase, previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, is incorporated into this Amendment by reference in answer to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On July 11, 2007 the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Tuesday, July 10, 2007. A copy of the press release is filed as Exhibit (a)(11) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

EXHIBIT
NUMBER	DOCUMENT

(a)(11)	Press Release issued on July 11, 2007, filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM MANAGED MUNICIPAL INCOME TRUST

Dated: July 11, 2007	By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Senior Vice President and Treasurer

EXHIBIT INDEX
EXHIBIT NUMBER	DOCUMENT

(a)(1)	Form of Letter of Transmittal.*
(a)(2)	Offer to Purchase dated June 4, 2007.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other
Nominees.*
(a)(6)	Form of Letter to Clients.*
(a)(7)	Form of Letter to Brokers.*
(a)(8)	Press Release issued on June 4, 2007.*
(a)(9)	Form of Account Reactivation Letter to Brokers.*
(a)(10)	Form of Account Reactivation Letter to Shareholders.*
(a)(11)	Press Release issued on July 11, 2007, filed herewith.
(g)	Q&A Furnished to Individuals Making Oral Solicitations.*

* Previously filed as an exhibit to the Schedule TO filed with the SEC on June 4, 2007.

SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin: 617-760-8515

PUTNAM ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFERS FOR
FOUR CLOSED-END FUNDS

BOSTON, July 11, 2007 – Putnam Investments today announced preliminary results of issuer tender offers for 10% of the outstanding common shares of four closed-end funds: Putnam High Income Securities Fund (NYSE: PCF), Putnam High Yield Municipal Trust (NYSE: PYM), Putnam Investment Grade Municipal Trust (NYSE: PGM) and Putnam Managed Municipal Income Trust (NYSE: PMM). The offers for Putnam High Yield Municipal Trust and Putnam Investment Grade Municipal Trust expired at 5:00 p.m. Eastern Time on July 9, 2007, and the offers for Putnam High Income Securities Fund and Putnam Managed Municipal Income Trust expired at 5:00 p.m. Eastern Time on July 10, 2007.

The tender offer for each fund was oversubscribed, meaning that pursuant to the terms of the offers, which were commenced on June 4, 2007, each fund will repurchase the maximum number of shares covered by the offer (approximately 10% of its outstanding common shares) using the pro-ration procedures disclosed in the fund’s tender offer materials provided to shareholders. Below are preliminary results of the tender offers for these funds.

Putnam High Income Securities Fund
Number of shares tendered and not withdrawn:	5,600,389
Shares tendered under a notice of guaranteed delivery:	303,860
Approximate percentage of common shares tendered:	25.99%

Approximate per-share purchase price (98% of NAV as
of July 10, 2007:	$9.31
Number of shares expected to be repurchased:	2,154,697

Putnam High Yield Municipal Trust
Number of shares tendered and not withdrawn:	6,426,912
Shares tendered under a notice of guaranteed delivery:	208,340
Approximate percentage of common shares tendered:	30.41%
Approximate per-share purchase price (98% of NAV as
of July 9, 2007:	$7.67
Number of shares expected to be repurchased:	2,113,198

Putnam Investment Grade Municipal Trust
Number of shares tendered and not withdrawn:	6,166,763
Shares tendered under a notice of guaranteed delivery:	203,526
Approximate percentage of common shares tendered:	30.48%
Approximate per-share purchase price (98% of NAV as
of July 9, 2007:	$10.44
Number of shares expected to be repurchased:	2,023,539

Putnam Managed Municipal Income Trust
Number of shares tendered and not withdrawn:	8,155,211
Shares tendered under a notice of guaranteed delivery:	66,667
Approximate percentage of common shares tendered:	18.26%
Approximate per-share purchase price (98% of NAV as
of July 10, 2007:	$8.04
Number of shares expected to be repurchased:	4,465,888

These results are approximate and preliminary and will be confirmed within five business days. The number of shares tendered for each fund reflects shares properly tendered and excludes fractional shares tendered. Proceeds of the tender offer are expected to be mailed to shareholders beginning in the week of July 16, 2007.

In approving the tender offer program for these funds, the Trustees considered that tender offers would give shareholders an opportunity to sell at least some of their shares at a price close to NAV, and that the tender offer price of 98% of NAV would help offset the costs that shareholders who retain their shares would otherwise bear in connection with the tender offers.

About Putnam Investments: Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of June 30, 2007, Putnam managed $193 billion assets. Mutual fund assets were $121 billion. Institutional assets were $72 billion. Putnam has offices in Boston, London, and Tokyo. For more information, go to www.putnam.com.